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(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

October 16, 2020

VIA EDGAR

Re:	Apria, Inc.
Draft Registration Statement on Form S-1 Submitted September 21, 2020 CIK No. 0001735803

Ms. Abby Adams

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Adams:

On behalf of Apria, Inc. (“Apria”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) responses to your comment letter, dated October 2, 2020 regarding to the above-referenced Draft Registration Statement relating to the offering of shares of its common stock. Apria will submit an amendment to the Draft Registration Statement addressing such comments as discussed below at a later date.

Securities and Exchange Commission	2	October 16, 2020

To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by Apria.

Summary, page 1

1.

We note your statement added in response to our prior comment 1 that the reorganization transactions will “enable a more flexible capital structure” for Apria following the IPO. Please expand to clarify why you believe the structure will be more flexible, so that investors may understand the anticipated benefits of the reorganization and structure discussed.

In response to the Staff’s comments, Apria will revise its disclosure on page 11 to clarify that it believes there are financing benefits in having an organizational structure with a holding company issuer above the entities that are subject to debt covenants and that such structure is frequently used by corporate issuers. Apria does not expect that there will be any material benefit or detriment to its stockholders from its organizational structure after giving effect to the pre-IPO reorganization transactions, as all stockholders, including its pre-IPO owners and public stockholders, will hold their respective interest in a single class of common stock and will be entitled to the same relative benefits or detriments. Apria is attaching the proposed changes in Exhibit A hereto.

Our Organizational Structure, page 10

2.

We note your revised disclosure provided in response to our prior comment 5. While we note you have included a cross-reference to the detailed summaries of the agreements on page 155, please further revise the newly added disclosure on page 13 to clarify the manner in which the number of Sponsor Directors will be determined, highlighting the number of Sponsor Directors you expect to comprise the initial post-IPO board of directors.

In response to the Staff’s comments, Apria will revise its disclosure on page 13 to clarify the manner in which the number of Sponsor Directors will be determined and disclose the number of Sponsor Directors that it expects to comprise the initial post-IPO board of directors. Apria is attaching the proposed changes in Exhibit A hereto.

Management’s Discussion and Analysis

Liquidity and Capital Resources

Tax Receivable Agreement, page 81

Securities and Exchange Commission	3	October 16, 2020

3.	Refer to your response to our comment 12 and the revised disclosure and address the following:

•

Your response appears to indicate that you intend to estimate the aggregate liability for the tax receivable agreement based on the projected future taxable income which you state will vary depending upon a number of factors, including the amount, character and timing of your income. You acknowledge that the projection of future taxable income involves significant judgment and uncertainty and actual taxable income may differ from your estimates which could significantly impact your best estimate of the liability under the Tax Receivable Agreement. Please tell us how recording the aggregate liability would meet the probable and estimable criteria in ASC 450-20-25-2.

•

Tell us why subsequent changes in the liability would be recorded as additional paid in capital as the distributions are to former owners. It would appear that changes in the measurement of the liability should be recognized in operating income outside of income tax expense.

Apria respectfully advises the Staff that under the anticipated terms of the tax receivable agreement (“TRA”), it will agree to pay out to its former shareholders 85% of the cash savings attributable to certain pre-existing tax attributes, primarily in the form of Federal net operating loss carryforwards (the “Tax Attributes”). Apria has previously recognized the Tax Attributes as deferred tax assets on its balance sheet. Each period, Apria is required to assess all of its deferred tax assets (including the Tax Attributes) for realizability, a process which (as noted in its prior response) requires it to estimate the amount, timing and character of future taxable income. While significant judgment is involved in this assessment, Apria has concluded that its deferred tax assets are realizable and has not recorded a valuation allowance as of June 30, 2020. Accordingly, Apria believes that it will be probable that payments will be made under the terms of the TRA to the former shareholders and that such amount will be estimable by reference to the underlying Tax Attributes recognized as required by ASC 450-20-25-2. Upon execution of the TRA, Apria anticipates having approximately $49.6 million of deferred tax assets that will be subject to the TRA, and anticipates recording a corresponding liability of approximately $42.2 million (i.e., 85% of $49.6 million).

With respect to where subsequent changes in the TRA liability will be recognized, unlike the initial recognition of the TRA liability, subsequent changes in the estimate of the TRA liability, to the extent that the changes are not due to (1) transactions among or with current or former shareholders or (2) actual payments under the TRA recorded as a reduction to the recorded liability, will be recorded in Apria’s earnings. This is consistent with the characterization of the liability as a loss contingency under ASC 450, as well as the accounting for dividends, which are generally not re-measured after declaration. Further, as any changes to the TRA liability effectively represent payments to the TRA counterparties, Apria has determined that such income effects will be recognized outside of operating income, within the “Other

Securities and Exchange Commission	4	October 16, 2020

income and expense” line item. Apria respectfully refers the Staff to the disclosure on page 65 of Amendment No. 1 to the Draft Registration Statement which states “the effects of changes to our estimate of payments to be made under the tax receivable agreement including changes due to subsequent changes in enacted tax rates, will be included in net income.”

*    *    *    *    *

    Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or William Golden at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Laura Crotty

Jeanne Bennett

Mary Mast

Apria, Inc.

Daniel J. Starck

Debra L. Morris

Raoul Smyth

Davis Polk & Wardwell LLP

Michael P. Kaplan

Deanna L. Kirkpatrick